WILDER RICHMAN RESOURCES CORPORATION
                               340 Pemberwick Road
                               Greenwich, CT 06831
                                 (203) 869-0900

                                            September 6, 2005

Dear Unit Holder of Secured Income L.P.:

        A tender offer has also been announced by MacKenzie Patterson Fuller, Inc. through MPF Dewaay Fund 2, LLC; MPF Dewaay Premier Fund 2, LLC; MPF Income Fund 22, LLC; MPF Dewaay Fund 4, LLC; MP Value Fund 5, LLC; MPF Flagship Fund 11, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P.; Accelerated High Yield Institutional Investors Ltd., L.P.; MacKenzie Specified Income Fund, L.P.; MPF Flagship Fund 9, LLC; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF-NY 2005, LLC; and Steven Gold (collectively, "MacKenzie"), at a purchase price of $34 per Unit.

        We, Wilder Richman Resources Corporation, recommend against tendering your Units, unless you have an immediate need for liquidity in your investment at this time. Our reasons for recommending against the offer are summarized below and are more fully discussed in the enclosed Schedule 14D-9, which you should read carefully.

        We believe that Unit holders may realize greater value through a sale of the properties and a liquidation of the Partnership. We are currently negotiating the sale of the Westmont and the Fieldpointe properties. We received an initial written offer of $60,000,000 for the Westmont property, which has been increased to $65,000,000. We also received two written offers of $22,000,000 for the Fieldpointe property and one written offer for $21,800,000. We understand that the general partners of the local operating partnerships in which the Partnership is invested and which directly own the properties are agreeable to pursuing a sale of the properties at this time. We believe that a sale of the properties could be accomplished in another four to six months.

        Because of the potential for achieving greater value if the properties are sold, we continue to believe that you should not dispose of your Units at the price offered by MacKenzie, while a sale of the properties is being pursued. However, we cannot guarantee that the properties can be sold at prices that would result in Unit prices higher than the price offered by MacKenzie, or when a sale of the properties might occur.

        Our affiliates currently hold 250,035 Units, or approximately 25.4% of the total outstanding Units. These persons do not intend to tender their Units, because in their opinion the price offered by MacKenzie is less than the value of the Units if the properties are sold.

        If you have already tendered your Units in the MacKenzie offer, you may wish to revoke your tender in light of the considerations discussed in this letter and the Schedule 14D-9. We have enclosed a Notice of Withdrawal for use in revoking your tender.

                                    Very truly yours,

                                    WILDER RICHMAN RESOURCES CORPORATION